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                                   EXHIBIT 11
                          Flagstar Capital Corporation
                      Computation of Net Earnings per Share


Earnings per common share are computed by subtracting from the applicable earnings the dividend requirements on preferred stock to arrive at earnings available to common stock and dividing this amount by the weighted average number of common stock outstanding during the period.


                                                          For the quarter ended March 31,
                                                        2000                          1999
                                                     ----------                    ----------
                                                         (In thousands, except share data)
Net earnings                                         $    1,660                    $    1,778
Less: preferred stock dividends                           1,222                         1,222
                                                     ----------                    ----------
Net earnings available to common
     stockholders                                    $      438                           556
                                                     ==========                    ==========
Average common shares outstanding                     1,000,000                     1,000,000

Net earnings per share - basic                       $     0.44                    $     0.56





In order to calculate net earnings per share of common stock, the Company must first subtract the dividend requirements of the Series A Preferred Shares to arrive at net earnings available to the common stockholders. Net earnings per share is calculated by dividing net earnings available to common stockholders by the average number of common shares outstanding during the period.















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